Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
Solmate USA Inc.	Delaware
Brera Milano S.r.l. (formerly KAP S.r.l.)	Italy
Brera Football Club S.S.D. A.R.L	Italy
Fudbalski Klub Akademija Pandev	North Macedonia
Tierija Brera AD Strumica	North Macedonia